Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tél. : + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Florent SEGURA

Tél. : + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total’s Project for the Carling Platform’s Future

Paris, September 4, 2013 - Total intends to invest €160 million before 2016 to adapt its petrochemical platform in Carling, in the Lorraine region of eastern France, and to restore its competitiveness.

Total plans indeed to develop new activities on the platform in the growing markets for hydrocarbon resins* (Cray Valley) and for polymers*, while shutting down the acutely loss-making steam cracker* in the second half of 2015.

In this way, Carling will become a leading European center in the hydrocarbon resins and polymers market.

“Total has a project for the future of the Carling petrochemical platform and the surrounding region,” explains Patrick Pouyanné, President Refining & Chemicals and member of the Executive Committee of Total. “The European petrochemicals market is facing continued overcapacity and growing international competition. In such context, it is our industrial responsibility to anticipate and adapt our production capacities to demand. Our project for Carling will leverage the platform’s strengths, its industrial capabilities and the expertise of its teams in order to develop a profitable production facility. By making Carling the European center for the hydrocarbon resin business and a leading European polymers plant as part of an extensive investment plan, we are confirming our willingness to maintain sustainable industrial activities in France while investing in promising markets. Total is bringing a new ambition to Carling.”

The Carling platform will become the European center for Cray Valley hydrocarbon resins. The platform will host:

•	The European decision-making center.

•	The European Research & Development activities.

•	A new production unit for Ricon® and Krasol®* (C4 resins), designed to capture the growth in demand for touch screen additives, high performance tires and lubricants.

•	The existing Norsolene®* (C9 resins) unit for adhesives will be transformed to produce high-quality Waterwhite* transparent resins.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tél. : + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Florent SEGURA

Tél. : + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Carling’s value-added polymer capabilities will also be enhanced by investments in several other projects designed to:

•	Create a thermoplastics unit (polypropylene compound*) to meet new demand from the automotive market for innovative plastics to replace steel and thereby make vehicles lighter and more fuel-efficient.

•	Invest in new capacity to strengthen the platform’s polystyrene* leadership in Europe. Carling will be the priority polystyrene production center for Total, which has almost 25% share of the European polystyrene market.

•	Upgrade the polyethylene* production unit in order to improve its capability to deliver advanced plastics to the medical and electric cable markets.

Total intends to carry out this industrial redeployment plan without any redundancies. The Group has made a firm commitment to provide each employee concerned with a satisfactory solution tailored to his or her situation. Of the 554 jobs at the Carling site, 344 will be maintained on the platform as from 2016, including 110 created by the new production units.

Under French law, the project is subject to the process of notifying and consulting employee representatives. By announcing its plans early, Total is demonstrating its commitment to pursuing meaningful dialogue with employee representative organizations with whom consultation has already been engaged since July.

Total will of course respect all of the company’s contractual commitments to its customers and will deploy the logistical investments required to ensure the delivery of ethylene and propylene.

The Group is also committed to supporting the partner companies impacted by the upgrade program, in particular by setting up a support fund.

“We have chosen to anticipate this announcement in order to give everyone time to adjust to this industrial evolution. In this way, we’ll have time to ensure that every employee finds a personalized solution. We are also committed to supporting our partner companies impacted by the project. Naturally, the Group will continue to fulfill all of its obligations to customers. In close collaboration with regional and national authorities, Total reaffirms its strong willingness to remain a partner in shaping the industrial future of the Lorraine Region,” explains Patrick Pouyanné.

To increase the attractiveness of the Carling industrial platform Total intends to offer shared services and provide support for new companies moving into the area.

In this way, Total is reaffirming its responsibility to its host communities and its desire to maintain a strong, sustainable industrial presence in the Lorraine region.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Vincent GRANIER

Tél. : + 33 (0) 1 41 35 90 30

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Florent SEGURA

Tél. : + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

GLOSSARY*

Hydrocarbon resins

*Cray Valley specializes in the production of liquid and solid hydrocarbon resins for the adhesives, automotive and electronics markets. They are used in touch-screen tablets, for example.

*Ricon® and Krasol® (C4 resins) are high value-added technological resins used in the automotive industry. They help to improve fuel efficiency by lowering the viscosimetric profile of engine oils. They also enhance tire braking and handling. The second fast growing application for these resins is touch screens for smartphones and tablets (transparent adhesives).

*Waterwhite resins are used in premium applications because they are transparent and odorless. Examples include additives for tires or book binding glues.

*Norsolene® (C9 resins) are commodity resins used in adhesives and coatings.

Polymer plastics

*Polystyrene (PS) is used as packaging for food, electronics, household appliances and building insulation. Carling produces ultra transparent crystal polystyrene and high-impact polystyrene, which incorporates rubber to make it highly resistant.

*Polypropylene compound (PPC) is a thermoplastic used to replace steel in interior and exterior automotive components, so as to reduce weight and improve fuel efficiency in premium automobiles.

*Polyethylene (PE) is used in automotive applications and for industrial and consumer product packaging, as well as to make water and gas pipes. It is also used in the medical market. Carling produces low density PE, primarily used in the production of films, electrical wiring and coatings.

*	A steam cracker “cracks” petroleum fractions, mainly naphtha, into simpler molecules at very high temperatures, to obtain ethylene and propylene (olefins) which, when processed, will produce polymers.

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com